SONAECOM, S.G.P.S., S.A.

Sociedade Aberta

Registered Office: Lugar do Espido, Via Norte, Maia

Tax number 502 028 351

Maia Commercial Registration Office number 502 028 351

Share Capital 366 246 868

ANNOUNCEMENT

Sonaecom SGPS, SA, hereby informs that in the event the takeover bid for Portugal Telecom is successful, according to terms of the Preliminary Announcement, as a consequence of the respective financial effort, and whilst it is deemed necessary and appropriate, the Board of Directors of Sonaecom does not intend to propose to the company Shareholders General Meeting that a dividend be distributed for a period that may extend five fiscal years or more.

This intention has been acknowledged and has the consent of Sonae SGPS, SA

Maia, 17 November 2006

The Board of Directors